                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 4)*

                           Brandywine Realty Trust REIT
-------------------------------------------------------------------------------
                                 (Name of Issuer)

                          Shares of Beneficial Interest
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   105368-10-4
-------------------------------------------------------------------------------
                                  (CUSIP Number)

                  Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
-------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                   November 15, 1996
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
CUSIP NO. 105368-10-4
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
-------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                538,800
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               538,800
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     538,800
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.3%**
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     00
-------------------------------------------------------------------------------
**Includes 138,963 Shares and Warrants to purchase 241,317 Shares acquired by
Turkey Vulture Fund XIII, Ltd.

                                   SCHEDULE 13D
CUSIP NO. 105368-10-4
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
-------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                482,634**
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               482,634**
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     482,634**
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.5%**
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     00
-------------------------------------------------------------------------------
**Includes 138,963 Shares and Warrants to purchase 241,317 Shares acquired by
Turkey Vulture Fund XIII, Ltd.

CUSIP No. 105368-10-4

     Pursuant to Rule 13d-1(f)(1), this Amendment No. 4 to Schedule 13D Statement is filed jointly on behalf of the Richard M. Osborne Trust (the "Trust") and the Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), to report the acquisition of shares of beneficial interest, $0.01 par value per share ("Shares"), of Brandywine Realty Trust, a Maryland real estate investment trust ("Brandywine"), and warrants to acquire Shares ("Warrants").



Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended and supplemented as follows:

     The Shares and Warrants reported herein as having been acquired by the Fund were acquired for a reduction of all the outstanding principal and interest due under the loan from the Fund to Brandywine, in the amount of $782,361.62. With this payment of Shares and Warrants, such loan has been paid in full. The terms of such loan are set forth in the Promissory Note attached as Exhibit 7.6 to Amendment No. 2 to the Schedule 13D statement, filed on June 24, 1996, which is hereby incorporated by reference.


Item 5.   Interest in Securities of the Issuer.

     (a) According to the September 30, 1996 financial statements reported in the Brandywine preliminary Prospectus dated November 7, 1996, and including the Shares and Warrants issued to the Fund on November 15, 1996, there would be 3,113,832 Shares outstanding if the Warrants held by the Fund were exercised (the "Outstanding Shares").

     The Fund beneficially owns 482,634 Shares, which is the sum of the 241,317 Shares and the Warrants to purchase 241,317 Shares issued by Brandywine to the Fund. The 482,634 Shares beneficially owned by the Fund represent approximately 15.5% of the sum of the Outstanding Shares. As sole manager of the Fund and as sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own the Shares beneficially owned by the Fund and the 538,800 Shares previously reported as being owned by the Trust for a total of 1,021,434 Shares, or approximately 32.8% of the sum of the Outstanding Shares.

     (b) Mr. Osborne, as sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

CUSIP No. 105368-10-4

     (c) The 138,963 Shares and the 138,963 Warrants reported herein as having been acquired by the Fund were acquired on November 15, 1996 from Brandywine, for a reduction of all the outstanding principal and interest due under the loan from the Fund to Brandywine, in the amount of $782,361.62.



Item 7.   Material to be Filed as Exhibits.


     Exhibit 7.11   --   Agreement of Joint Filing

CUSIP No. 105368-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 21, 1996              THE RICHARD M. OSBORNE TRUST


                                        By:   /s/ Richard M. Osborne
                                        ---------------------------
                                        Richard M. Osborne, Trustee



                                        TURKEY VULTURE FUND XIII, LTD.



                                        By:   /s/ Richard M. Osborne
                                        ---------------------------
                                        Richard M. Osborne, Manager

                                  Exhibit Index

               Exhibit 7.11   --   Agreement of Joint Filing